MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Suite 1210, 777 Hornby Street
Vancouver, B.C.
V6Z 1S4 CANADA

Reply Attention of	Samir Virani
Direct Tel.	604.648-1671
EMail Address	svirani@wlmlaw.ca
Our File No.	32636-1

September 15, 2009

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7010

Attention:	Karl Hiller, Branch Chief
Division of Corporate Finance

Dear Sirs:

Re:	West Canyon Energy Corp. (the “Company”)
Form 10-KSB/A for the Fiscal Year Ended June 30, 2008
Filed April 16, 2009
Form 10-Q/A for the Fiscal Quarter Ended December 31, 2008
Filed April 16, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 15, 2009
Response letter dated July 6, 2009
Your File No. 333-130673

     We are the solicitors for the Company. We refer to your letter of July 31, 2009 addressed to the Company with your comments on the Company's Form 10-K/A for the Fiscal Year Ended June 30, 2008, Filed April 16, 2009, Form 10-Q for the Fiscal Quarter Ended March 31, 2009, filed May 15, 2009.

     For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the States of New York and Washington.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Securities and Exchange Commission
September 15, 2009
Page | 2

Form 10-K/A for the Fiscal Year Ended June 30, 2008

General

1.

The Company will amend its Form 10-K/A for the Fiscal Year Ended June 30, 2008 to comply with the Staff’s prior comments 2 and 5, as noted below. The Company intends to amend its Form 10-K/A for the Fiscal Year Ended June 30, 2008 to comply with certain of the Staff’s comments, as noted below, on or about September 29, 2009 in conjunction with the Company’s Form 10-K for the Fiscal Year Ended June 30, 2009. This timing is primarily related to the Company’s requirement to include audited financial statements of its predecessor, PetroSouth Energy Corp. BVI (see response 3. below), which records are maintained in Bogota, Colombia. We will call the Staff prior to filing this amendment to make arrangements.

Prior Comment 2. The Company will amend the cover page of Form 10-K/A.

Prior Comment 5. The Company proposes amending this disclosure with the following:

Effective April 11, 2008, the Company completed a merger with its wholly owned subsidiary, West Canyon Energy Corp., a Nevada corporation. The sole purpose of the merger was to change the name of the Company to West Canyon Energy Corp. and the subsidiary company was incorporated solely for such purpose.

2.

The Company will amend its Form 10-K/A for the Fiscal Year Ended June 30, 2008 to exclude the various disclosures quantifying “potential reserves” associated with our interests in oil and gas properties, in accordance with the guidance in Instruction 5 to Item 102 of Regulation S-K.

Financial Statements

3.

We agree with your assessment that PetroSouth Energy Corp. BVI meets the definition of a predecessor, as defined in Rule 405 of Regulation C. The Company will amend its Form 10-K/A for the Fiscal Year Ended June 30, 2008 to add audited financial statements of PetroSouth Energy Corp. BVI from its inception date of November 30, 2006 through our acquisition date of October 2, 2007, as well as expand our disclosure in MD&A to discuss and provide analysis of our historical operating results which includes those of our predecessor.

Note 2 – Summary of Significant Accounting Policies, page 26

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Securities and Exchange Commission
September 15, 2009
Page | 3

g) Accounting for Oil and Gas Properties, page 27

4.

Pursuant to points (B) and (C) of Rule 4-10(c)(4) of Regulation S-X, the Company will amend its Form 10-K/A for the Fiscal Year Ended June 30, 2008 to expand our discussion on the limitation of our capitalized costs (i.e. the ceiling test) regarding the costs of and the related fair value of properties not being amortized. The Company proposes amending this disclosure with the following:

The Company uses the full-cost method of accounting for its exploration and development activities. Under this method of accounting, the cost of both successful and unsuccessful exploration and development activities are capitalized as property and equipment. The Company has not incurred any internal costs that are directly related to exploration and development activities, including salaries and benefits, which could be capitalized as part of property and equipment. Proceeds from the sale or disposition of oil and gas properties are accounted for as a reduction to capitalized costs unless a significant portion (greater than 25 percent) of the Company’s reserve quantities in a particular country are sold, in which case a gain or loss is recognized.

Oil and gas unevaluated properties and properties under development include costs that are excluded from costs being depreciated or amortized. These costs represent investments in unproved properties and major development projects in which the Company owns a direct interest. The Company excludes these costs until proved reserves are found, until it is determined that the costs are impaired, or major development projects are placed in service. All costs excluded are reviewed at least quarterly to determine if impairment has occurred.

Under the full-cost method of accounting, a ceiling test is performed each quarter. The test establishes a limit (ceiling), on a country-by-country basis, on the book value of oil and gas properties. The capitalized costs of proved oil and gas properties, net of accumulated depreciation, depletion and amortization (DD&A) and the related deferred income taxes, may not exceed this “ceiling.” The ceiling limitation is the estimated after- tax future net cash flows from proved oil and gas reserves, excluding future cash outflows associated with settling asset retirement obligations accrued on the balance sheet. The estimate of after-tax future net cash flows is calculated using a discount rate of 10 percent per annum and both costs and commodity prices in effect at the end of the period held flat for the life of production, except where future oil and gas sales are covered by physical contract terms or by derivative instruments that qualify, and are accounted for, as cash flow hedges. If capitalized costs exceed this limit, the excess is charged to expense and reflected as additional DD&A.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Securities and Exchange Commission
September 15, 2009
Page | 4

The Company recognizes liabilities for retirement obligations associated with tangible long-lived assets, such as producing well sites, when there is a legal obligation associated with the retirement of such assets and the amount can be reasonably estimated.

5.

The disclosure on page 5 of our Form 10-K/A regarding the plugging and abandonment of the Laura-1 exploration well on the Talora property in January 2007 related to the activity of our predecessor, PetroSouth Energy Corp. BVI, and occurred prior to the acquisition of PetroSouth Energy Corp. BVI by the Company. Due to the drilling of the exploratory well and subsequent plugging and abandonment of the Laura-1 exploration well on the Talora property occurring prior to the acquisition of the Talora property by the Company (through the acquisition of PetroSouth Energy Corp. BVI on October 2, 2007), the Company did not incur the acquisition or exploration costs related to the Laura-1 exploration well, which is the reasoning our application of the ceiling test has not led to a write-down for costs associated with evaluated properties through June 30, 2008.

6.

On page F-25 of the Form 8-K/A that we filed on December 17, 2007, we reported in the historical activity section of our unaudited pro-forma Statement of Operations revenue of $39,692 for PetroSouth Energy Corp. BVI for the three months ended September 30, 2007. The origin of this revenue amount related to our Bolivar 1 well (see 7. below). In the process of our quarterly review as of and for the three and six months ended December 31, 2007, we determined the Bolivar 1 well was still in the evaluation phase for proved reserves and economic recoverability. Pursuant to Discussions on Final Rules for Specialized Industries, we determined the revenue and lease operating expense related to Bolivar 1 well should be netted against the full cost pool until the Company fully evaluated the economics of the reserves associated with the Bolivar 1 well, which is the rationale for no revenues being reported in subsequent periods, after our acquisition.

7.

In regards to our disclosure in the first paragraph under “Buenavista Exploration and Production Contract” on page 6 stating “Our Bolivar 1 well is currently tapping the La Luna Reservoir at approximately 3,000 feet, while producing 90 barrels of oil per day and is still being tested to determine if commercial production can be achieved”, the production is being sold by the operator of the Bolivar 1 well. Pursuant to Discussions on Final Rules for Specialized Industries, we determined the revenue and lease operating expense related to Bolivar 1 well should be netted against the full cost pool until the Company fully evaluated the economics of the reserves associated with the Bolivar 1 well. Due to the evaluation of the economic recoverability of proved reserves still ongoing as of June 30, 2008, the Company determined our accounting for the costs associated with this property to be consistent with the guidance in Rule 4-10(c)(3)(ii)(A)

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Securities and Exchange Commission
September 15, 2009
Page | 5

and (C), and Rule 4-10(c)(4)(i)(C) of Regulation S-X, for purposes of amortization and in conducting the ceiling test.

The operator of the Buenavista Property must be granted approval by the government of Colombia to transition from “exploratory” phase (approximately 6 year lease) to “development” phase (approximately 28 year lease), which was not granted in May 2009 due to the uneconomic recoverability of the reserves associated with the Bolivar 1 well. In May 2009, the operator of the Bolivar 1 well determined the Bolivar 1 well to be uneconomic, and the Company’s associated capitalized costs of the Bolivar 1 well were subsequently written off during our fourth quarter of 2009.

Closing Comments

     We look forward to the receipt of any further comments which you may have in regard to the Amended Form 10-KSB and Form 10-Qs shortly. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per:	/s/ Samir Virani

Samir Virani

WLM/mll